Filed by Forest Oil Corporation

Pursuant to Rule 425 of the Securities Act of 1933, as amended,

And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:	The Houston Exploration Company
Commission File No.:	001-11899

IN CONNECTION WITH THE PROPOSED ACQUISTION, FOREST AND THE HOUSTON EXPLORATION COMPANY (THX) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WIL CONTAIN IMPORTANT INFORMATION REGARDING FOREST, THX AND FOREST’S ACQUISITION OF THX.  A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF FOREST AND THX SEEKING THEIR APPROVAL OF THE ACQUISITION.  INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT BECOMES AVAILABLE) AND OTHER DOCUMENTS FILED BY FOREST AND THX WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO FOREST) MAY ALSO BE OBTAINED FOR FREE FROM FOREST BY DIRECTING A REQUEST TO FOREST OIL CORPORATION, 707 17TH STREET, SUITE 3600, DENVER, CO 80202, ATTENTION: INVESTOR RELATIONS, OR BY TELEPHONE: 303-812-1400, OR EMAIL: PJREDMOND@FORESTOIL.COM.

THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO THX) MAY ALSO BE OBTAINED FOR FREE FROM THX BY DIRECTING A REQUEST TO THE HOUSTON EXPLORATION COMPANY,  1100 LOUISIANA STREET, SUITE 2000, HOUSTON, TX  77002, ATTENTION:  INVESTOR RELATIONS, OR BY TELEPHONE: 713-830-6800, OR BY EMAIL: INFO@HOUSTONEXP.COM.

Forest, its directors, executive officers and certain members of management and employees, may be considered “participants in the solicitation” of proxies from Forest’s shareholders in connection with the acquisition.  Information regarding such persons and a description of their interest in the acquisition will be contained in the joint proxy statement/prospectus when it is filed.

THX, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from THX’s stockholders in connection with the acquisition.   Information regarding such persons and a description of their interest in the acquisition will be contained in the joint proxy statement/prospectus when it is filed.

The following are prepared remarks made by representatives of Forest Oil Corporation during a conference call on January 8, 2007 to announce Forest’s agreement with THX to acquire 100% of the stock of THX.

DAVID H. KEYTE, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER:

Good morning and thank you for tuning in for this pre-market opening call.  As you know, Forest Oil announced last night an agreement to acquire 100% of the stock of Houston Exploration in a 50/50 stock and cash transaction valued at about $1.5 billion.  Forest will pay 23.6 million shares (valued at $738MM at Friday’s close) and $738 million of cash for 100% of the stock of Houston Exploration.  The transaction is designed to be tax-free to Houston Exploration and Houston Exploration’s shareholders will receive FST shares tax free.  Houston Exploration shareholders will elect what kind of consideration they want for their stock, subject to pro ration and an equalization mechanism.  With the assumption of net debt at year-end 2006 estimated to be $100 million, the oil and gas asset valuation (assuming no allocations to land, prospects, or gathering) is estimated to be $1.58 billion.

Forest has received a financing commitment from JPM for a new $1.4 billion credit facility which is anticipated be used to fund the cash portion of the transaction and the purchase of any THX bonds that are put to us.  We intend to term out some of this facility later in the year in the capital markets.

Discussions regarding this transaction began with an inquiry to Forest by Jana Partners in September, and we first reviewed THX company data after the completion of an auction process which was run during the summer.  After we became convinced the process would allow for a thorough scrub down of the business, we worked to put together a transaction that would work for both sides.

We want to thank Barry Rosenstein and his team at Jana, who were instrumental to our pursuing and agreeing to this transaction.

Now for some overview on what we are buying:

Houston Exploration produced 204 mmcfe/d in the third quarter. Forest estimates that as of 9/30/06, they had proved reserves of 655 Bcfe of which 97% is natural gas and 65% is proved developed.  The metrics on the transaction indicate a purchase price of $2.41 per mcfe and 7300 mmcfe/d.  We believe these to compare favorably to other transactions in these resource play areas.

The assets are located primarily in South Texas and in the Ark-La-Tex area, both in East Texas and in the Arkhoma Basin.  There is also a large but more prospective position in the Uinta Basin and the Niobrara play in the Rockies.  In addition to the proved reserve base, there exists approximately 3,200 drilling locations supporting over 1 Tcfe of net reserve potential in the asset base.

The combined company, on a Pro Forma basis, will have approximately 2 Tcfe of estimated proved reserves and, based on third quarter numbers, produce about 520 mmcfe/d.  It will also have a total of over 6,000 drilling locations supporting its proved base and an additional 3 Tcfe of net reserve potential.  All of the proved reserves and production are located in North America.

As Craig will detail out later, when the transaction closes, we intend to enhance the value of these assets by both reducing and reallocating capital expenditures, cutting cash costs, and significantly increasing the processing of natural gas.

Financial Overview

The transaction should be accretive to CFPS, Prod/sh, and Res/sh.  Since 2003, this is our 5th corporate acquisition.  While it is the largest to date, we expect to employ the same tactics we have in the past to transform a good trade into good business.  That means:

a)                       Shifting the capital emphasis more to low risk drilling programs;

b)                      Reduce both cash costs and drilling costs;

c)                       Transform the business to be a free cash flow generator, and;

d)                      Weed out under-performing properties.

With this transaction, since Craig was named CEO in late 2003, we have spent nearly $3 billion to purchase oil and gas assets in our key areas.  The average cost for proved reserves will be about $2.00 per mcfe and $6,700 per mcfe/d.  These are very good metrics. However, it is more important what you do with the assets after you buy them.  For the pre-2006 acquisitions, the original $1 billion of investment paid out in the third quarter of 2006.  But more impressively, we reinvested over $400 MM in these properties and now have more reserves than when we started.  Not bad.  We put over 50% of the original capital in our pocket and have more reserves than we purchased.

In looking at this opportunity, we have a clear vision on how it would perform under our management. If we owned this asset today, our business plan for the combined company would have a $900 million capital expenditure budget with production target in 2007 averaging about 540 mmcfe/d.  This would generate

$100 – 200MM of FCF, which we would continue to use to fortify these core positions or pay down debt.  Since the two companies will operate separately for a few months until closing, we will come out with official guidance when the transaction closes.  However, depending on the starting point, you can expect this kind of a model in the first year.  The second year should reflect slightly more growth as transitional inefficiencies will be behind us.  We should then be executing our model which is designed to deliver a high single digit organic growth generator under a FCF model.

In addition, to the benefits we believe will be achieved by high grading capital expenditures, Forest’s cash cost structure should be reduced by 10-15% in combination.  Synergies are expected in LOE from processing of natural gas, G&A, from the elimination of corporate level costs, and in cash taxes as Houston Exploration cash tax costs will be moderated by Forest’s NOL properties.

To further reduce debt, we intend to sell our Alaskan entity and other non-core assets.  Our goal is to reduce our long-term debt from an initial estimate of $1.9 billion to $1.3 billion by year-end.  But again, a lot of this depends on timing and when we begin managing the business.

To summarize:

We think “the trade” was very reasonable for us.  We feel $2.40 per proved mcfe and $7,700 per flowing mmcfe/d for assets with this kind of inventory stacked behind it is exceptional. The trick, as with all acquisitions, will be in execution.  I think we have fared well there historically and we will succeed again.

To make this “good trade” into “excellent business” you must:

a)                       Execute the drilling programs to move reserve potential into production growth;

b)                      Achieve targeted cost savings in cash costs.

c)                       Successfully dispose of lesser quality assets in the portfolio.

d)                      Have an optimistic view that natural gas prices will improve from here over the next 3 years;

While gas prices are outside our control, we like the odds of achieving the other factors.  These activities are in our control and are things we do well.  Therefore, we are confident that what today might simply appear to be “a good trade” will transform itself into “excellent business” in the near-term.  Just like the rest of our “good trades” have done!  With that, I’ll turn it over to Craig Clark, who will explain more precisely what the assets are and what he plans to do with them.

H. CRAIG CLARK, PRESIDENT AND CHIEF EXECUTIVE OFFICER:

Thanks, Dave.  I want to welcome both the Forest Oil and Houston Exploration shareholders to our call today.  Since Dave covered the details of the transaction, I will go over our rationale and plans for the acquisition once closing occurs.  For those of you who know Forest, we always have a plan in place for acquired assets or companies when we buy them.  Our acquire and exploit success has been well documented in our periodic lookbacks.

Before I get too far in my remarks, let me thank Billy Hargett and his team at Houston Exploration for working with us on this transaction.  Billy’s remarks are included in our press release, which indicate we both positively view this combination.  I am extremely excited about working with their people in the near future.  I look forward to meeting all Houston Ex employees this week.  As you’ve heard me say before, our only assets are people and wellheads, so the people value is equally important in this deal.  Houston Exploration has a recent history of transition similar to Forest with their asset-base moving from offshore to onshore so we are optimistic about the potential synergies in terms of critical mass and costs.

This is a significant transaction and a major step for Forest Oil.  We are firmly entrenched as a North American onshore producer with multiple growth platforms, a huge contrast to where we were three years ago.  I now can’t count the growth areas on my fingers, I have to use my fingers and toes.  You could make the case that by divesting our Gulf assets a year ago; we essentially traded our GOM in exchange for these assets, but with twice the reserves and more growth potential. We think we’ve taken prompt action over the past three years to add shareholder value.

I should note that we chose not to participate in the auction process that Houston Exploration conducted earlier this year.  Not the first time we’ve done this.  With the support of their major shareholder, Jana Partners, we were able to reach a negotiated agreement.  We believe the transaction is fairly valued and compares very favorably to both corporate and asset deals recently announced.  It is especially competitive on a per-flowing-Mcfe/d basis.  It is much less expensive on a proven reserve basis than the last two deals announced in the South Texas Lobo trend and East Texas / North Louisiana areas.  As with most corporate deals, we also will get quite a bit of other “stuff”, like land, seismic and PEOPLE.  Furthermore, buying gas assets when commodity prices are lower gives us the gas price upside in future years.

The map in our presentation, which we will file later today, shows a good geographic fit between the two company’s assets, particularly in South and East Texas.  Forest is also in the Uinta Basin, but in a smaller way.  The only exception might be the Arkoma Basin and DJ Basin properties, but these are very near the other assets.

I think it is much more noteworthy on this transaction that we bought assets with similar reservoirs, like tight gas sandstones, with similar geology and completion techniques, some of which we’ve shown we’re pretty good at.  The best analogy for this corporate transaction is our Wiser acquisition two years ago.  In fact, this transaction and our plans for the assets are remarkably similar to what we accomplished with our latest public company acquisition, Wiser.  Our lookback slide for Wiser has been updated separately.  The Wiser lookback shows we reduced the original F&D cost from $1.85/Mcfe to $1.17/Mcfe, while increasing production 19%, lowering LOE by 40% and G&A by 70%. Case closed!!

The similarities are uncanny between what we thought of each asset base at the time of acquisition.  In both transactions, we had large positions we wanted like Wiser’s Canada and Houston Exploration’s Texas position, while we were focused on reducing capex in Wiser’s GOM and Houston’s Uinta.  We applied our free cash flow model while reducing costs and G&A.  We even have similar opportunities for enhanced margins for NGL recoveries in both deals.

Now I will go into our future plans.  Of course, our four-point strategy will be applied.  As I go through the major assets, I will talk about how we will run them,

how capex spending will be shifted, the similarities to the nearest Forest assets, and the upside.

Our 2007 growth areas for the combined company as categorized as we have done in the past are as follows:

The “Big 5”

•                  Greater Buffalo Wallow from FST

•                  Wild River from FST

•                  Cotton Valley – both FST and THX

•                  Katy from FST

•                  South Texas from THX

The “Up and Comers”

•                  Vermejo from FST

•                  Ansell from FST

•                  Foothills from FST

•                  Barnett Shale from FST

•                  Arkoma from THX

•                  Niobrara from THX

The “Rock Steadies”

•                  Evi from FST

•                  Permian Oil from FST

•                  San Juan from FST

•                  Rockies from FST and THX

And in the “Flyers” category to go with FST’s unconventional and International assets, we’ve added the Uinta Basin which has a lot of running room, but at current gas prices and well cost has the least attractive margins.

We updated Forest’s non-proved project inventory to have around 2,800 projects currently with net unrisked potential of 1.9 Tcfe, while the THX assets add another 2,800 gross projects with an unrisked potential of over 1 Tcfe bringing the total for the combined company to approximately 5,600 projects and 2.9 Tcfe.  I’ve excluded the Uinta locations (2,500) because we placed it in the “Flyers” category.

To run the assets, we will keep THX’s Houston office and set-up a new Business Unit there.  The Houston office will house the Southern Business Unit which will handle Gulf Coast and South Texas.  There will also be support services in Houston.  The Eastern Business Unit will be in Denver and handle East Texas, Ark-La-Tex and the Barnett Shale.  The Western Business Unit will remain in Denver and will absorb the Rockies and DJ properties in addition to the FST Texas Panhandle, San Juan and Permian Basins.  Again, there is already a plan here.

So I will start talking about the THX assets by areas of importance.

First, South Texas is where THX has most of their production and reserves.  We will combine this operation with our Katy, Bonus, Guerra and McAllen Ranch Fields.  There is 116,000 gross acres and over 500 locations identified, over 400 of which are not booked and listed on our upside chart.  It’s also important to note that THX has extensive 3-D seismic coverage over their major fields as does Forest at Katy, Bonus, and Sabine.  Both THX and FST have focused on Wilcox, Vicksburg, Yegua and Frio targets, with THX mostly on the Wilcox/Lobo and Vicksburg plays.  There are both shallow and deep exploration and development opportunities.  Additionally, recent horizontal activity by the industry has been encouraging, although it has not progressed as much as East Texas has at this point.  The economics in South Texas are slightly better than East Texas and similar to our Buffalo Wallow, so we will keep capex activity the same here.  There will be quite a bit of G&G work required as South Texas is still not a blanket sand play, so it is more complex for very small companies and some majors continue to be active here.  Our early success at Katy will hopefully push down south.

The East Texas area is where we probably have the best fit of all.  Our combined acreage is 42,000 net acres located in a pretty hot area.  Both companies have approximately 400 locations each identified for a total of around 800 projects, 600 of which are upside.  We’ve highlighted where horizontal activity has been done.  In our presentation we have made a schematic depicting how horizontal drilling techniques are being applied in the lower Cotton Valley sand.  We believe both THX and FST asset bases need to be considered for horizontal completions.  Forest will increase capex spending in this area, due in part to horizontal completions and also due to utilizing the Forest LP gas gathering system to increase margins and NGL recoveries.  I really like the East Texas area.

The Arkoma Basin, or Ark-La-Tex area, is new for Forest and will be combined with East Texas and our Oklahoma properties to form the Eastern Business Unit.  Our field office in Tyler is near the THX Arkoma field office.  Additionally, there may be potential for Fayetteville or Woodford Shale on the THX Arkoma properties which fit nicely with the same group we’ve got running our Barnett Shale activity.  THX has identified around 400 locations on their 57,000 gross acreage base; this does not consider any Shale activity.  This area has been known to be low risk with down-spacing potential and likens to East Texas, so we will keep activity at the same level.  I should note in South Texas, East Texas, and Ark-La-Tex areas we have the ability to move in the Forest Lantern rigs to improve our margins and activity.

The N.E. Colorado Niobrara play has been one of the best growth assets for THX.  They have developed an enviable acreage position of over 440,000 gross acres along with proprietary 3-D seismic.  Their recent acquisition from Santos added 145,000 gross acres in the area.  There are approximately 1,900 potential locations identified which have low F&D costs due to the very shallow depths and low well costs.  As a result, we will increase capex spending here while reducing other Rockies spending, particularly in the Uinta Basin.  A single shallow “post-hole” rig can drill over 100 wells per year.

The Uinta Basin acreage position is large at over 200,000 gross acres and near the active Natural Buttes area.  Forest has two properties in the same Basin, one oil field and one gas field.  We believe that with lower gas prices and associated basis differentials, along with higher service costs, this would be our thinnest margin area.  So we will reduce or shift the activity when we take-over until techniques improve or well costs can be reduced.  There are, however, around 2,500 potential locations here so we’ve got “option” value for the future as exhibited by us putting it in the “Flyer” category.

So this concludes my comments on the plan and the assets.  I should note that our spending plan and associated guidance for the THX assets are on an annualized basis, so our 4-point strategy would be implemented at closing.  With five solid growth platforms and six more currently in the wings, the future for the combined company is bright.  When you compile a plan that I just outlined, it should result in a reduction in capex of approximately 200MM$ while still maintaining organic growth. Forest Oil has recently demonstrated that we are at our “best” when the “acquire and exploit” methods need to be employed.

I would like to personally thank the employees of both companies who worked around the clock and over the holidays to pull off this transaction. I am anxious to work with the Houston Ex employees.

Thanks for listening today and for your interest and ownership in Forest Oil. Operator, we are now ready to take any questions.